SCHEDULE 13G

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
                     Pursuant to Rule 13d-1(b), (c) and (d)
                      and Amendments Thereto Filed Pursuant
                                 to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                                   ITXC CORP.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45069F109

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                                 (CUSIP Number)

                                December 31, 2002

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:
Rule 13d-1 (b)
Rule 13d-1 (c)
X Rule 13d-1 (d)
-

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



CUSIP No. 45069F109            13G                           Page 2 of 5 Pages
          ---------                                               -    -

1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     VOCALTEC COMMUNICATIONS INC.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /--/ (b) /--/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE


       NUMBER OF           5    SOLE VOTING POWER
         SHARES                  -0-
      BENEFICIALLY         6    SHARED VOTING POWER
        OWNED BY                 -0-
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING                 -0-
         PERSON            8    SHARED DISPOSITIVE POWER
          WITH                   -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          /--/


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0%

12   TYPE OF REPORTING PERSON
     CO

                               Page 2 of 5 pages

Item 1(a)         Name of issuer: ITXC Corp.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  600 College Road
                  East Princeton, New Jersey 08540

Item 2(a)         Name of Person Filing:  VocalTec Communications Inc.

Item 2(b)         Address of Principal Business Office or, if None, Residence:
                  VocalTec Communications Inc.
                  1 Executive Drive
                  Suite 320
                  Fort Lee, New Jersey 07024

Item 2(c)         Citizenship:  Delaware

Item 2(d)         Title of Class of Securities: Common Stock, $.001 Par Value

Item 2(e)         CUSIP Number: 45069F109

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                  Inapplicable.

Item 4   Ownership.

(a)     Amount beneficially owned: -0-
(b)     Percent of class: -0-%
(c)     Number of shares as to which such person has:
              Sole power to vote or to direct the vote:
              -0-
              Shared power to vote or to direct the vote: -0-
              Sole power to dispose or to direct the disposition of:
              -0-
              Shared power to dispose or to direct the disposition of:
              -0-

Item 5   Ownership of Five Percent or Less of a Class.

                               Page 3 of 5 pages

         As of November 1, 2002, the reporting person has ceased to be the beneficial owner of more than five percent of ITXC Corp.'s common stock, $.001 par value.

Item 6  Ownership of More than Five Percent on Behalf of Another Person.

                            Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Inapplicable.

Item 8  Identification and Classification of Members of the Group.

                           Inapplicable.

Item 9  Notice of Dissolution of Group.

                           Inapplicable.

Item 10  Certifications.

                           Inapplicable.


                               Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
(Date)

                                                     /s/ Hugo Goldman
                                                     ----------------
                                                     (Signature)
                                                     Hugo Goldman
                                                     Chief Financial Officer
                                                     (Name/Title)



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